

July 27, 2009

<u>Via Facsimile (212) 909-6836 and U.S. Mail</u>

Kevin Rinker
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022

> **Re: Noveen Pharmaceuticals, Inc.**
> **Schedule TO-T filed July 23, 2009 by Northstar Merger Sub, Inc.,**
> **Hisamitsu U.S., Inc. and Hisamitsu Pharmaceutical Co., Inc.**
> **SEC File No. 5-40243**

Dear Mr. Rinker:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited reviewed of the filings listed above. Our review is limited to the matter raised in the comment that follows. All defined terms used in this letter have the same meaning as in your offer materials.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Exhibit (a)(1)(i) – Offer to Purchase

Item 9 – Source and Amount of Funds, page 12

1.   The disclosure here indicates that Parent and Purchaser will fund the offer partly through "lines of credit or other immediately available sources of funding." Please provide the disclosure required under Item 1007(d) of Regulation M-A with respect to any borrowed funds used to purchase tendered Shares.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information or analysis. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments above. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions